SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NuRx Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67059Q200
(CUSIP Number)

Steven D. Gershick
Chief Financial Officer
Nurx Pharmaceuticals, Inc.
12121 Wilshire Boulevard
Los Angeles, California 90025
(310) 526-3227
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67059Q200
1	NAME OF REPORTING PERSON: Harin Padma-Nathan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,247,489(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,247,489(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,247,489(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.00%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes warrants to purchase up to 922,500 shares of Common Stock which are immediately exercisable and options to purchase 632,212 shares of Common Stock which are fully exercisable or exercisable within 60 days of the date of this filing.

(2) Based solely upon information set forth in the Issuer’s Form 10-K/A, Amendment No. 2 filed with the Securities and Exchange Commission on March 31, 2010, there were 23,444,234 shares of the Issuer’s common stock outstanding as of March 29, 2010.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of NuRx Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 1 corrects row 6 on the cover page and amends and restates in its entirety Item 2, of the Schedule 13D previously filed on May 3, 2010.

Item 2.        IDENTITY AND BACKGROUND

This statement is filed by Harin Padma-Nathan, M.D. (the “Reporting Person” or “Dr. Padma-Nathan”).  Dr. Padma-Nathan has been the President and Chief Executive Officer of the Company since May 2007 and has served as a director since June 2007.  He also has been Chief Scientific Officer at Insyght Interactive, a medical communications company, since 2004.  Dr. Padma-Nathan has been a Clinical Professor of Urology at the Keck School of Medicine of the University of Southern California since 1995.  Dr. Padma-Nathan’s business address is 9100 Wilshire Boulevard, Beverly Hills, California 90212.

Dr. Padma-Nathan is a Canadian citizen and has not during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2010	HARIN PADMA-NATHAN, M.D.

/s/ Harin Padma-Nathan